Exhibit 99.1

Leitch Press Contact: Laura Whitaker
Vice President, Corporate Communications
Tel: +1 (408) 782-1201
Laura.Whitaker@leitch.com
PRESS RELEASE
Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com
www.leitch.com

25 October 2004	FOR IMMEDIATE RELEASE

Leitch Technology Announces New Board Member

TORONTO — Leitch Technology Corporation (TSX:LTV) today announced that Ian McElroy was elected to Leitch’s board of directors at the company’s Annual and Special Meeting held on October 14, 2004, at the Toronto Stock Exchange, TSX Conference Centre.

"We are pleased to welcome someone of Ian McElroy’s caliber to our board of directors," said Tim Thorsteinson, president and CEO of Leitch Technology. "Ian’s first-hand knowledge of the high-tech industry, his previous leadership positions with publicly traded companies, and his considerable board-level experience combine to make him a great asset to the Leitch board of directors."

With a long career in the sectors of information technology and telecommunications, McElroy brings to Leitch significant experience in strategy and business development, product development and management, and sales and marketing. McElroy held executive management positions with companies such as IBM Canada and Bell Canada, and presided as president/CEO at several publicly traded companies including BCE Mobile Ltd., Psion Teklogix International Inc. and Psion PLC.

McElroy’s previous board-level experience includes membership with companies such as NB Tel Inc., Symbian Ltd., ISM Information Systems Management Inc., CGI and Centrinity Inc. Now fully retired from all operational roles, McElroy currently serves on the board of Psion PLC.

McElroy received a bachelor’s degree in mathematics from the University of Waterloo in Ontario.

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Leitch Technology Announces New Board Member 2

About Leitch Technology
Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support. (www.leitch.com)

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